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                                                                   Exhibit 99.79

News release via Canada NewsWire, Toronto  416-863-9350

   Attention Business Editors:
   TRANSITION THERAPEUTICS RECEIVES CLEARANCE TO INITIATE PHASE I CLINICAL TRIAL WITH ALZHEIMER'S DISEASE PRODUCT AZD-103

TORONTO, April 27 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), announced today that they have received clearance from the Therapeutic Products Directorate of Health Canada to initiate a Phase I clinical trial for lead Alzheimer's product, AZD-103. The AZD-103 compound is a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease. This unique class of therapeutics provides significant advantages over the current products on the market which only treat disease symptoms.

"The initiation of a Phase I clinical investigation of one of the most promising disease modifying drug candidates, AZD-103, represents a major step forward for the company and offers a new hope for millions of Alzheimer's patients and their families seeking relief from this devastating disease." said Dr. Tony Cruz, Chairman and CEO of Transition.

The objective of this Phase I trial is to evaluate the pharmacokinetics, safety and tolerability of escalating oral doses of AZD-103 in 12 healthy volunteers. Enrolment for the trial is expected to begin in May, 2006.

About AZD-103

The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 prevents the formation and breaks down existing neurotoxic amyloid beta aggregates, allowing amyloid peptides to clear from the brain rather than accumulate and form amyloid plaques, a hallmark pathology of Alzheimer's disease. In addition, AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is

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expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative product, E1-I.N.T.(TM) in type II diabetes patients. The Company is currently enrolling patients for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in type I diabetes patients, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

% SEDAR: 00015806E
/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 06:30e 27-APR-06